May 9, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Suzanne Hayes, Assistant Director
Mr. Nicholas P. Panos, Senior Special Counsel
Ms. Tara Keating Brooks
Ms. Mary Beth Breslin

Re:	Baxalta Incorporated (the “Company”)
Amendment No. 3 to Registration Statement on Form S-4
Filed May 4, 2016
File No. 333-210320

Baxter International Inc. (“Baxter”)
Amendment No. 2 to Schedule TO-I
Filed May 4, 2016
File No. 5-13005

Dear Ms. Hayes:

On behalf of the Company, this letter sets forth the response to the verbal comment that Baxter has informed the Company was received by Baxter’s counsel from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”), relating to the Company’s Amendment No. 3 to Registration Statement on Form S-4 (“Amendment No. 3”) submitted to the SEC on May 4, 2016 and Baxter’s Schedule TO-I submitted to the SEC on May 4, 2016.

For your convenience, the text of the Staff’s comment is set forth in italics below, followed by the response. Page number references in the response refer to page numbers in Amendment No. 3. The verbal comment and the response described below are based upon information provided to us by Baxter.

Verbal Comment

On May 6, 2016, in a telephone conversation with the Staff, the Staff requested that the Company clarify the limit to the number of Baxter shares that can be acquired in the Exchange Offer.

Response:

In response to the Staff’s comment, page 8 of Amendment No. 3 will be revised to state: “The maximum number of shares of Baxter common stock that will be accepted if the exchange offer is completed will be equal to 13,360,527 shares of Baxalta common stock held by Baxter divided by the final exchange ratio (which will be subject to the upper limit) and could be up to all of the outstanding shares of Baxter common stock” (emphasis added to text to be inserted). Corresponding revisions will be made on pages 9 and 68.

Please do not hesitate to call me at (312) 701-7363 with any questions or further comments you may have regarding this letter or if you wish to discuss the above response.

Respectfully submitted,

/s/ David A. Schuette
David A. Schuette

cc:	Stephanie Miller (Baxalta Incorporated)
David Goldschmidt, Esq., Skadden, Arps, Slate, Meagher & Flom LLP